Exhibit 99.1

                   SUMPREME COURT OF BRITISH COLUMBIA APPROVES
                     CLEARY CANADIAN RESTRUCTURING PROPOSAL

VANCOUVER, B.C., May 3, 2010 -- CLEARLY CANADIAN BEVERAGE CORPORATION (PK:
CCBEF) (the "Company"). The creditors of the Company, at a meeting held on April 1, 2010, approved a Proposal filed by the Company on March 17, 2010 under the Bankruptcy and Insolvency Act (Canada). The Proposal was approved by the Supreme Court of British Columbia on April 26, 2010 and the order of the Court was entered on April 30, 2010.

For further information on the Proposal, and to submit a claim in connection with the Proposal, please contact the Trustee under the Proposal, Wolrige Mahon Limited, (604) 684-6212.

About Clearly Canadian

Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian(R) sparkling flavoured waters which are distributed in the United States, Canada and various other countries. Clearly Canadian's acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company's debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

For further information please contact:  investor@clearly.ca